COMMENTS RECEIVED ON 09/17/2024

FROM DANIEL GREENSPAN

FIDELITY CAPITAL TRUST (File Nos. 002-61760 and 811-02841)

Fidelity Focused Stock Fund

POST-EFFECTIVE AMENDMENT NO. 157

FIDELITY MAGELLAN FUND (File Nos. 002-21461 and 811-01193)

Fidelity Magellan Fund

POST-EFFECTIVE AMENDMENT NO. 90

FIDELITY MT. VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

Fidelity Growth Strategies Fund

POST-EFFECTIVE AMENDMENT NO. 98

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity OTC Portfolio

POST-EFFECTIVE AMENDMENT NO. 157

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Blue Chip Growth Fund

POST-EFFECTIVE AMENDMENT NO. 158

COMMENTS RECEIVED ON 09/17/2024

FROM KIM McMANUS

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Mid-Cap Stock Fund

POST-EFFECTIVE AMENDMENT NO. 173

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Global Equity Income Fund

POST-EFFECTIVE AMENDMENT NO. 205

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity Balanced Fund

POST-EFFECTIVE AMENDMENT NO. 201

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity Low-Priced Stock Fund

POST-EFFECTIVE AMENDMENT NO. 202

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Leveraged Company Stock Fund

POST-EFFECTIVE AMENDMENT NO. 156

1)

All funds

C:

The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this is not possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2)

All funds

C:

The Staff requests we fill in all blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information that the registrant believes is material for review purposes sufficiently in advance of effectiveness.

3)

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund. In addition to the fees and expenses described below, your broker may also require you to pay other fees, such as brokerage commissions on purchases and sales of certain classes of shares of the fund and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

C:

The Staff requests we conform the bold sentence to the exact language of the form. See Item 2 and general instruction C3(c)(ii).

R:

We will revise the disclosure to read:

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

4)

All funds

“Fund Summary” (prospectus)

“Fee Table”

Example from Fidelity Global Equity Income Fund:

“You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the fund or certain other Fidelity® funds. More information about these and other discounts is available from your investment professional and in the "Fund Distribution" section beginning on page 33 of the prospectus. Different intermediaries may provide additional waivers or reductions of the sales charge. Please see "Sales Charge Waiver Policies Applied by Certain Intermediaries" in the "Appendix" section of the prospectus.”

C:

The Staff requests we remove the underlined portion for consistency with the form.

R:

We will modify the disclosure as follows:

“You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the fund or certain other Fidelity® funds. More information about these and other discounts is available from your investment professional and in the "Fund Distribution" section beginning on page 33 of the prospectus and in the sales charge waiver appendix to the prospectus. ~~Different intermediaries may provide additional waivers or reductions of the sales charge. Please see "Sales Charge Waiver Policies Applied by Certain Intermediaries" in the "Appendix" section of the prospectus.~~”

5)

Fidelity Global Equity Income Fund

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we include a footnote describing the fee reimbursement provisions including that 1) the fund’s adviser has contractually agreed to waiver or reimbursement of fund expenses for at least one year from the effective date of the registration statement and 2) only the fund’s Board may terminate or amend the expense waiver or reimbursement agreements during the one year period.

R:

Disclosure is included in the “Fund Management” section of the prospectus noting that, “This arrangement will remain in effect through February 28, 2026. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.”

6)

All funds

“Fund Summary” (prospectus)

“Fee Table”

“Based on estimated amounts for the current fiscal year.”

C:

The Staff requests we explain in correspondence the reason for including this footnote.

R:

Although each fund is not a “New Fund” as defined in Instruction 6 of Item 3 of Form N−1A, the “Management fee” and “Other expenses” line items of the fee table include certain fees and expenses that are expected to be incurred in different amounts by these classes as compared to other classes of each fund. Therefore, we believe it is appropriate to note that these fees and expenses are based on estimated amounts for the current fiscal year because the classes have not begun incurring these fees and expenses.

7)

Fidelity Blue Chip Growth Fund, Fidelity Focused Stock Fund, Fidelity Global Equity Income Fund, Fidelity Leveraged Company Stock Fund, Fidelity Low-Priced Stock Fund, Fidelity Mid-Cap Stock Fund, Fidelity OTC Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we revise to clarify if we intend to refer to net or total assets for purposes of the 80% tests. If net, then, if a fund can borrow, the Staff states we must include “plus any borrowings for investment purposes” when referring to net assets.

R:

Each fund uses the definition of “assets” set forth in Rule 35d-1 for purposes of its 80% policy and we believe the current disclosure is appropriate and consistent with Rule 35d-1. Accordingly, we have not modified the disclosure.

8)

Fidelity Balanced Fund, Fidelity Blue Chip Growth Fund, Fidelity Global Equity Income Fund, Fidelity Leveraged Company Stock Fund, Fidelity Low-Priced Stock Fund, Fidelity Mid-Cap Stock Fund, Fidelity OTC Portfolio

“Power of Attorney”

C:

The Staff requests we update Mr. Chiel’s Power of Attorney.

R:

Mr. Chiel’s Power of Attorney remains current and has not been revoked. As such, no updated Power of Attorney is required.

9)

All funds (other than Fidelity Global Equity Income Fund)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm there are no fee waiver or recoupment provisions.

R:

Each fund other than Fidelity Global Equity Income Fund will not have a fee waiver or expense reimbursement.

Attachment 1

Fidelity Balanced Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee	0.51% A	0.51% A	0.51% A	0.51% A	0.39% A
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	None	None
Other expenses	0.01% A	0.01% A	0.01% A	0.01% A	0.00% A
Total annual operating expenses	0.77%	1.02%	1.52%	0.52%	0.39%

ABased on estimated amounts for the current fiscal year.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$649	$649	$450	$450	$255	$155	$53	$53	$40	$40
3 years	$807	$807	$663	$663	$480	$480	$167	$167	$125	$125
5 years	$978	$978	$894	$894	$829	$829	$291	$291	$219	$219
10 years	$1,474	$1,474	$1,554	$1,554	$1,610	$1,610	$653	$653	$493	$493

Fidelity Blue Chip Growth Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee (fluctuates based on the fund's performance relative to a securities market index)	0.51% A, B	0.51% A, B	0.51% A, B	0.51% A, B	0.39% A, B
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	None	None
Other expenses	0.00% B	0.00% B	0.00% B	0.00% B	0.00% B
Total annual operating expenses	0.76%	1.01%	1.51%	0.51%	0.39%

AThe management fee comprises a basic fee, which may vary by class, that is adjusted up or down (subject to a maximum rate) based on the performance of the fund or a designated class of the fund relative to that of the Russell 1000® Growth Index. Please see "Fund Services - Fund Management - Advisory Fee(s)" for additional information.

BBased on estimated amounts for the current fiscal year.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$648	$648	$449	$449	$254	$154	$52	$52	$40	$40
3 years	$804	$804	$660	$660	$477	$477	$164	$164	$125	$125
5 years	$973	$973	$888	$888	$824	$824	$285	$285	$219	$219
10 years	$1,463	$1,463	$1,543	$1,543	$1,599	$1,599	$640	$640	$493	$493

Fidelity Focused Stock Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee (fluctuates based on the fund's performance relative to a securities market index)	0.50% A, B	0.50% A, B	0.50% A, B	0.50% A, B	0.38% A, B
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	None	None
Other expenses	0.00% B	0.00% B	0.00% B	0.00% B	0.00% B
Total annual operating expenses	0.75%	1.00%	1.50%	0.50%	0.38%

AThe management fee comprises a basic fee, which may vary by class, that is adjusted up or down (subject to a maximum rate) based on the performance of the fund or a designated class of the fund relative to that of the S&P 500® Index. Please see "Fund Services - Fund Management - Advisory Fee(s)" for additional information.

BBased on estimated amounts for the current fiscal year.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$647	$647	$448	$448	$253	$153	$51	$51	$39	$39
3 years	$801	$801	$657	$657	$474	$474	$160	$160	$122	$122
5 years	$968	$968	$883	$883	$818	$818	$280	$280	$213	$213
10 years	$1,452	$1,452	$1,532	$1,532	$1,588	$1,588	$628	$628	$480	$480

Fidelity Global Equity Income Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee	0.87% A	0.86% A	0.87% A	0.85% A	0.72% A
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	None	None
Other expenses	0.10% A	0.10% A	0.10% A	0.10% A	0.10% A
Total annual operating expenses	1.22%	1.46%	1.97%	0.95%	0.82%

ABased on estimated amounts for the current fiscal year.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$692	$692	$493	$493	$300	$200	$97	$97	$84	$84
3 years	$940	$940	$796	$796	$618	$618	$303	$303	$262	$262
5 years	$1,207	$1,207	$1,120	$1,120	$1,062	$1,062	$525	$525	$455	$455
10 years	$1,967	$1,967	$2,035	$2,035	$2,102	$2,102	$1,166	$1,166	$1,014	$1,014

Fidelity Growth Strategies Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee (fluctuates based on the fund's performance relative to a securities market index)	0.72% A, B	0.72% A, B	0.72% A, B	0.72% A, B	0.60% A, B
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	None	None
Other expenses	0.01% B	0.01% B	0.01% B	0.01% B	0.01% B
Total annual operating expenses	0.98%	1.23%	1.73%	0.73%	0.61%

AThe management fee comprises a basic fee, which may vary by class, that is adjusted up or down (subject to a maximum rate) based on the performance of the fund or a designated class of the fund relative to that of the Russell Midcap® Growth Index. Please see "Fund Services - Fund Management - Advisory Fee(s)" for additional information.

BBased on estimated amounts for the current fiscal year.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$669	$669	$471	$471	$276	$176	$75	$75	$62	$62
3 years	$869	$869	$727	$727	$545	$545	$233	$233	$195	$195
5 years	$1,086	$1,086	$1,002	$1,002	$939	$939	$406	$406	$340	$340
10 years	$1,707	$1,707	$1,787	$1,787	$1,842	$1,842	$906	$906	$762	$762

Fidelity Leveraged Company Stock Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee	0.73% A	0.73% A	0.73% A	0.73% A	0.61% A
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	None	None
Other expenses	0.01% A	0.01% A	0.01% A	0.01% A	0.01% A
Total annual operating expenses	0.99%	1.24%	1.74%	0.74%	0.62%

ABased on estimated amounts for the current fiscal year.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$670	$670	$472	$472	$277	$177	$76	$76	$63	$63
3 years	$872	$872	$730	$730	$548	$548	$237	$237	$199	$199
5 years	$1,091	$1,091	$1,007	$1,007	$944	$944	$411	$411	$346	$346
10 years	$1,718	$1,718	$1,797	$1,797	$1,853	$1,853	$918	$918	$774	$774

Fidelity Low-Priced Stock Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee (fluctuates based on the fund's performance relative to a securities market index)	0.93% A, B	0.93% A, B	0.93% A, B	0.93% A, B	0.81% A, B
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	None	None
Other expenses	0.01% B	0.01% B	0.01% B	0.01% B	0.01% B
Total annual operating expenses	1.19%	1.44%	1.94%	0.94%	0.82%

AThe management fee comprises a basic fee, which may vary by class, that is adjusted up or down (subject to a maximum rate) based on the performance of the fund or a designated class of the fund relative to that of the Russell 2000® Index. Please see "Fund Services - Fund Management - Advisory Fee(s)" for additional information.

BBased on estimated amounts for the current fiscal year.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$689	$689	$491	$491	$297	$197	$96	$96	$84	$84
3 years	$931	$931	$790	$790	$609	$609	$300	$300	$262	$262
5 years	$1,192	$1,192	$1,109	$1,109	$1,047	$1,047	$520	$520	$455	$455
10 years	$1,935	$1,935	$2,014	$2,014	$2,070	$2,070	$1,155	$1,155	$1,014	$1,014

Fidelity Magellan Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee (fluctuates based on the fund's performance relative to a securities market index)	0.50% A, B	0.50% A, B	0.50% A, B	0.50% A, B	0.39% A, B
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	None	None
Other expenses	0.01% B	0.01% B	0.01% B	0.01% B	0.01% B
Total annual operating expenses	0.76%	1.01%	1.51%	0.51%	0.40%

AThe management fee comprises a basic fee, which may vary by class, that is adjusted up or down (subject to a maximum rate) based on the performance of the fund or a designated class of the fund relative to that of the S&P 500® Index. Please see "Fund Services - Fund Management - Advisory Fee(s)" for additional information.

BBased on estimated amounts for the current fiscal year.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$648	$648	$449	$449	$254	$154	$52	$52	$41	$41
3 years	$804	$804	$660	$660	$477	$477	$164	$164	$128	$128
5 years	$973	$973	$888	$888	$824	$824	$285	$285	$224	$224
10 years	$1,463	$1,463	$1,543	$1,543	$1,599	$1,599	$640	$640	$505	$505

Fidelity Mid-Cap Stock Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee (fluctuates based on the fund's performance relative to a securities market index)	0.82% A, B	0.82% A, B	0.82% A, B	0.82% A, B	0.70% A, B
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	None	None
Other expenses	0.01% B	0.01% B	0.01% B	0.01% B	0.01% B
Total annual operating expenses	1.08%	1.33%	1.83%	0.83%	0.71%

AThe management fee comprises a basic fee, which may vary by class, that is adjusted up or down (subject to a maximum rate) based on the performance of the fund or a designated class of the fund relative to that of the S&P MidCap 400® Index. Please see "Fund Services - Fund Management - Advisory Fee(s)" for additional information.

BBased on estimated amounts for the current fiscal year.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$679	$679	$481	$481	$286	$186	$85	$85	$73	$73
3 years	$899	$899	$757	$757	$576	$576	$265	$265	$227	$227
5 years	$1,136	$1,136	$1,053	$1,053	$990	$990	$460	$460	$395	$395
10 years	$1,816	$1,816	$1,895	$1,895	$1,951	$1,951	$1,025	$1,025	$883	$883

Fidelity OTC Portfolio

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee (fluctuates based on the fund's performance relative to a securities market index)	0.77% A, B	0.77% A, B	0.77% A, B	0.77% A, B	0.65% A, B
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	None	None
Other expenses	0.01% B	0.01% B	0.01% B	0.01% B	0.01% B
Total annual operating expenses	1.03%	1.28%	1.78%	0.78%	0.66%

AThe management fee comprises a basic fee, which may vary by class, that is adjusted up or down (subject to a maximum rate) based on the performance of the fund or a designated class of the fund relative to that of the Nasdaq Composite Index®. Please see "Fund Services - Fund Management - Advisory Fee(s)" for additional information.

BBased on estimated amounts for the current fiscal year.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$674	$674	$476	$476	$281	$181	$80	$80	$67	$67
3 years	$884	$884	$742	$742	$560	$560	$249	$249	$211	$211
5 years	$1,111	$1,111	$1,028	$1,028	$964	$964	$433	$433	$368	$368
10 years	$1,762	$1,762	$1,841	$1,841	$1,897	$1,897	$966	$966	$822	$822